   SCOTT F. FROST
   Senior Vice President,
   Chief Financial Officer and Treasurer

                                                                                                 August 16, 2013

Filed via EDGAR

Mr. Dietrich A. King for
Ms. Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: Weis Markets, Inc.
        Form 10-K for Fiscal Year Ended December 29, 2012
        Filed March 14, 2013
        File No. 001-05039

Dear Mr. King:

          We reviewed your letter dated August 2, 2013, regarding the above referenced Weis Markets, Inc. (the "Company") filings and have addressed each of your comments in this response letter. We respectfully request to correct all comments, if appropriate, in future filings.

In connection with our responses to your comments, we acknowledge that:
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Use of Comparable Data in Setting Executive Compensation Levels, page 8
  SEC Comment: You state that "[t]he Compensation Committee used the Stanton Group's '2011 Wholesale/Retail Group Compensation Survey' and the Hewitt 2011 Total Compensation Measurement Survey to benchmark total compensation for the CEO, Executive Vice President of Sales and Merchandising ('EVP') and the CFO." It does not appear that you have identified the companies that are included in these two surveys. Please identify these companies or tell us why you believe this is unnecessary. Please also provide us with your proposed disclosure in this regard. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located on our website, www.sec.gov.

  Company Response:
        We acknowledge the SEC position concerning the identification of companies that are included in surveys used by the Compensation Committee to set compensation for the named executive officers.  The companies that were included in the two surveys contained in the Company's 2013 proxy statement are listed below.

         In the future, to the extent that the Committee uses any such survey, the companies included in the survey will be named.  As an example, our proposed disclosure of what was contained in the third paragraph under the section entitled "Use of Comparable Data in Setting Executive Compensation Levels" of the Company's 2013 proxy statement is as follows:

  Use of Comparable Data in Setting Executive Compensation Levels

       ***

       In 2012, the Compensation Committee used Hewitt's 2011 Total Compensation Measurement Survey to benchmark the total compensation for the Chairman. The Compensation Committee used the Stanton Group's "2011 Wholesale/Retail Group Compensation Survey" and the Hewitt 2011 Total Compensation Measurement Survey to benchmark total compensation for the CEO, Executive Vice President of Sales and Merchandising ("EVP") and the CFO.

       The Stanton Group is a Division of Gallagher Benefit Services, Inc. The Stanton study benchmarked compensation and benefits for management employees for 33 grocery retailers and wholesalers nationwide. The companies that were included in the Stanton Group's "2011 Wholesale/Retail Group Compensation Survey" were:

Ahold USA Retail	Harris Teeter, Inc	Sears Holdings Corporation
Alex Lee, Inc.	H-E-B.	Spartan Stores, Inc.
Associated Food Stores, Inc.	Hy-Vee, Inc	SUPERVALU, Inc.
Associated Wholesale Grocers, Inc..	Marsh Supermarkets, LLC.	The Kroger Company
Big Y Foods, Inc	Meijer Inc.	Tops Markets LLC
BI-LO LLC.	Nash Finch Company	Unified Grocers, Inc.
BJ's Wholesale Club, Inc	Price Chopper Supermarkets/The Golub Corporation	Wakefern Food Corporation
Brookshire Grocery Company.	Publix Super Markets, Inc.	Wegmans Food Markets, Inc.
C&S Wholesale Grocers, Inc	Raley's Supermarkets	Weis Markets, Inc.
Delhaize America.	Roundy's Supermarkets, Inc.	Whole Foods Market, Inc.
Giant Eagle, Inc.	Safeway, Inc.	Winn-Dixie Stores, Inc.

       The Hewitt 2011 Total Compensation Measurement Survey included 358 companies in varied lines of business.  A list of the companies in such survey is attached as Appendix 1 to this proxy statement.

2012 Executive Compensation Components, page 9

  SEC Comment: For each of the years under which an award was granted under the Vice Chairman Incentive Award Plan, CEO Incentive Award Plan and Long Term Incentive Award Plan, please provide the Net Income for both the Prior Year and Current Year based on the "same store profit comparison" referenced in your disclosure. Alternatively, please tell us where this disclosure is located. Please also revise your Grant of Plan Based Awards table to reflect each of these award plans and provide us with your proposed disclosure in this regard. Please see Instruction 1 to Item 402(d) of Regulation S-K.

  Company Response:
       The Net Income for the Prior Year and the Current Year, for each year in which an award was granted under the Vice Chairman Incentive Award Plan, the CEO Incentive Award Plan and the Long Term Incentive Plan, is the actual "net income" set forth in the Consolidated Statements of Income, as contained in the audited financial statements of the Company in the Forms 10-K filed by the Company each year.  The reference to "same store profit comparison" in the proxy is not a formal calculation that is done each year, but rather is a reference to the fact that the Compensation Committee has the authority under the plans to consider the effects of acquisitions and dispositions of stores, among other things, in connection with determining year to year Net Income.  To date, the Compensation Committee has not made any adjustments to the Company's reported net income (contained in the financial statements in its Forms 10-K) in determining awards.

       To better describe this in the proxy, we will in the future, in the sections of the proxy entitled "Vice Chairman Incentive Award Plan," CEO Incentive Award Plan" and "Long Term Incentive Plan," replace the current definition of Net Income with the following:

       "Net Income" is the net income as set forth in the Company's Consolidated Statements of Income, as contained in the audited financial statements of the Company in the Forms 10-K filed by the Company, but in comparing the Net Income for a particular fiscal year (the "Current Year") to the Net Income of the prior fiscal year (the "Prior Year"), the Compensation Committee may take into account, in an objectively determinable manner, certain changes that occur between years, including in particular, changes that are due to the addition or disposition of stores.  [For the past fiscal year, the Committee did not make any adjustments to the Company's reported net income.] [For purposes of the determination of Net Income under plan, the Committee made certain adjustments to the Company's reported net income or the last fiscal year, as follows….].

       We will revise the Grant of Plan Based Awards table for next year's proxy to reflect each of the award plans.  Our proposed disclosure using 2012 numbers is as follows:

  Grants of Plan-Based Awards

  The following table shows the grants of plan-based awards made to the Named Officers for fiscal 2012.

	Estimated Possible Payouts Under
	Non-Equity Incentive Plan Awards
Name	Threshold ($)	Target ($)	Maximum ($)
Robert F. Weis
Non-Equity Incentive Plan (1)	120,124	800,825	1,041,073

Jonathan H. Weis
Non-Equity Incentive Plan (1)	83,286	555,239	721,810
Vice Chairman Incentive Award Plan (2)	--	--	1,339,000

David J. Hepfinger
Non-Equity Incentive Plan (1)	96,099	640,660	832,858
CEO Incentive Award Plan (3)	--	--	1,500,000

Kurt A. Schertle
Non-Equity Incentive Plan (1)	25,438	169,583	220,458
Long Term Incentive Plan (4)	--	--	97,250

Scott F. Frost
Non-Equity Incentive Plan (1)	20,215	134,767	175,197
Long Term Incentive Plan (4)	--	--	84,500

  (1)  Represents the amounts that could have been earned by each of the Named Officers for fiscal 2012 for performance at the threshold, target and maximum levels under the Non-Equity Incentive Plan described in the "Compensation Discussion and Analysis."

  (2)  The amount set forth in the table is the maximum amount that could have been earned by Mr. Weis for fiscal 2012 under the Vice Chairman Incentive Award Plan (this plan does not have a "threshold" or a "target" award). As described in the "Compensation Discussion and Analysis," Mr. Weis would be entitled to (i) his base salary of $694,048 for the fiscal year if he remains employed for the entire fiscal year and (ii) the same amount of his base salary for the fiscal year if the "Net Income" of the Company increases by 5% or more from the "Net Income" of the previous fiscal year, as more particularly set forth in the plan description in the "Compensation Discussion and Analysis." However, the maximum amount that Mr. Weis can earn under this plan for fiscal 2012 is $1,339,000.

  (3)  The amount set forth in the table is the maximum amount that could have been earned by Mr. Hepfinger for fiscal 2012 under the CEO Incentive Award Plan (this plan does not have a "threshold" or a "target" award). As described in the "Compensation Discussion and Analysis," Mr. Hepfinger would be entitled to (i) his base salary of $800,825 for the fiscal year if he remains employed for the entire fiscal year and (ii) the same amount of his base salary for the fiscal year if the "Net Income" of the Company increases by 5% or more from the "Net Income" of the previous fiscal year, as more particularly set forth in the plan description in the "Compensation Discussion and Analysis." However, the maximum amount that Mr. Hepfinger can earn under this plan for fiscal 2012 is $1,500,000.

  (4)  The amounts set forth in the table are the maximum amounts that could have been earned by each of Mr. Schertle and Mr. Frost for fiscal 2012 under the Long Term Incentive Plan (this plan does not have a "threshold" or a "target" award). As described in the "Compensation Discussion and Analysis," (i) Mr. Schertle would be entitled to 50% of his base salary (as in effect at the end of the fiscal year) of $389,000, and (ii) Mr. Frost would be entitled to 50% of his base salary (as in effect at the end of the fiscal year) of $338,000, if the "Net Income" of the Company increases by 5% or more from the "Net Income" of the previous fiscal year, as more particularly set forth in the plan description in the "Compensation Discussion and Analysis." Due to the fact that the plan was not adopted until July 1, 2012, the amounts which could be earned for 2012 were determined in the plan to be the amounts set forth in the table above.

      If you have any further comments, questions or suggestions, please do not hesitate to call or write directly to me. My telephone number is (570) 286-3205 and my e-mail address is sfrost@weismarkets.com.

                                                                                                 Sincerely,

                                                                                                 Scott F. Frost
                                                                                                 Senior Vice President, Chief Financial Officer
                                                                                                          and Treasurer

WEIS MARKETS, INC.
1000 SOUTH SECOND STREET ● P.O. BOX 471 ● SUNBURY, PA 17801-0471 ● (570) 286-4571

Appendix 1

Companies included in the Hewitt 2011 Total Compensation Measurement Survey

1-800 Contacts	Brown-Forman Corporation	Ensco plc
3M Company	Brunswick Corporation	enXco, Inc.
7-Eleven, Inc.	Burlington Northern Santa Fe Corporation	ESCO Technologies Inc.
A. O. Smith Corporation	Bush Brothers & Company	Federal Reserve Information Technology
Abbott Laboratories	C&S Wholesale Grocers, Inc.	Federal-Mogul Corporation
ACCO Brands	Calpine Corporation	FedEx Corporation
Actavis Inc	Campbell Soup Company	Ferro Corporation
Acuity Brands Inc.	Capital Power Corporation	FirstGroup America, Inc.
Acxiom Corporation	Career Education Corporation	Florida Municipal Power Agency
AECOM Technology Corporation	Carestream Health, Inc.	FMC Corporation
Aerojet-General Corporation	Caterpillar Inc.	Ford Motor Company
AGC Chemicals Americas, Inc.	CDW Corporation	Fortune Brands, Inc.
AGL Resources Inc.	Centene Corporation	Foster Wheeler AG
Air Products and Chemicals, Inc.	CenterPoint Energy	GAF Materials Corporation
Alcon Laboratories, Inc.	Ceridian Corporation	Gardner Denver, Inc.
Allergan, Inc.	Chelan County Public Utility District	Garland Power & Light
Alliant Energy Corporation	Chevron Global Power	GATX Corporation
Altria Group, Inc.	Chicago Bridge and Iron Company	Gaylord Entertainment
Alyeska Pipeline Service Company	Chipotle Mexican Grill, Inc.	GDF Suez Energy Resources NA
Ameren Corporation	Chiquita Brands International, Inc.	GenCorp Inc.
American Axle & Manufacturing, Inc.	CHS Inc.	Generac Holdings Inc.
American Chemical Society	Cleco Corporation	General Dynamics Corporation
American Electric Power	Clipper Windpower	General Electric Company
American Heart Association	Collective Brands, Inc.	General Mills, Inc.
American Standard	ConAgra Foods, Inc.	General Motors Corporation
Ameron International Corporation	Constellation Energy	GenOn Energy
Amgen Inc.	Cooper Industries, Inc.	Genuine Parts Company
AMSTED Industries Incorporated	Covanta Holding Corporation	Georgia Gulf Corporation
Andersen Corporation	Covidien	GlaxoSmithKline plc
Anheuser-Busch InBev	Curtiss-Wright Corporation	Global Crossing Ltd.
ANN INC.	CVS Corporation	Goodman Global
APL, Ltd.	Cytec Industries, Inc.	Goodrich Corporation
Archer Daniels Midland Company	Darden Restaurants, Inc.	Gordon Food Service
Arizona Public Service	Del Monte Foods Company	Gorton's
Arkansas Electric Cooperative Corporation	Delhaize America	Graco Inc.
Armstrong World Industries, Inc.	Delphi Corporation	Great River Energy
Ash Grove Cement Company	Deluxe Corporation	GROWMARK, Inc.
Associated Electric Cooperative Inc.	Dole Food Company, Inc.	GWF Power Systems
Atwood Oceanics, Inc.	Dominion Resources, Inc.	H. B. Fuller Company
Automatic Data Processing, Inc.	Donaldson Company, Inc.	H. J. Heinz Company
AutoZone, Inc.	Duke Energy Corporation	Hallmark Cards, Inc.
Avant Energy, Inc.	Dunkin' Brands, Inc.	Hanesbrands, Inc.
Avery Dennison Corporation	E. I. du Pont de Nemours and Company	Harley-Davidson Motor Company Inc.
BAE Systems, Inc.	Eastman Chemical Company	Haworth, Inc.
Bain & Company, Inc.	Eastman Kodak Company	HDR, Inc
Ball Corporation	Eaton Corporation	Herman Miller, Inc.
Banner Health	Ecolab Inc.	HNTB Companies
Barnes Group Inc.	Eddie Bauer, LLC	Honeywell International Inc.
Battelle Memorial Institute	Edison International	Hormel Foods Corporation
Bausch & Lomb Incorporated	Edison Mission Energy	Hot Topic
Baxter International Inc.	Edwards Lifesciences LLC	Hubbell Incorporated
Black Hills Corporation	El Paso Corporation	Huntington Ingalls Industries Inc
Boise Inc	Elkay Manufacturing Company	Hy-Vee, Inc.
BorgWarner Inc.	Emerson Electric Co.	Iberdrola Renewables Inc.
Brady Corporation	Energizer Holdings, Inc.	IBM Corporation
BrightSource Energy Inc.	EnergySolutions, Inc.	ICF International
Bristol-Myers Squibb Company	EnergySource LLC	Idaho Power Company
Broadridge Financial Solutions, Inc.	Enpower Management Corp.	Illinois Tool Works Inc.

IMS Health	OfficeMax Incorporated	Tenaska Energy Inc.
Indeck Energy Services, Inc.	OGE Energy Corp.	Tenet Healthcare Corporation
Industrial Electrical Wire & Cable Inc.	Oglethorpe Power Corporation	Tennessee Valley Authority
Ingersoll-Rand Company	Oil States Industries, Inc.	Terex Corporation
Integrys Energy Group	Old Dominion Electric Cooperative	Terra-Gen Operating Company
Intermountain Healthcare	Olin Corporation	Texas Industries, Inc.
International Paper Company	OMNOVA Solutions Inc.	The Bama Companies, Inc.
ITT Corporation	ONEOK Inc.	The Bon-Ton Stores, Inc.
J. C. Penney Company, Inc.	Oshkosh Truck Corporation	The Clorox Company
James Hardie Building Products	Owens Corning	The Coca-Cola Company
JBT Corporation	Owens-Illinois, Inc.	The Hershey Company
JEA	Packaging Corporation of America	The Home Depot, Inc.
Johnson Controls, Inc.	Pactiv Corporation	The Marmon Group, Inc.
Jones Lang LaSalle	Panduit Corp.	The MITRE Corporation
Joy Global Inc.	Papa Johns International, Inc.	The Mosaic Company
Kaman Corporation	Pella Corporation	The Procter & Gamble Company
Kinder Morgan Inc.	Pentair, Inc.	The Sherwin-Williams Company
Kohler Company	Petco Animal Supplies, Inc.	The Timberland Company
KONE, Inc.	PETsMART	The Timken Company
L.L. Bean Incorporated	PG&E Corporation	The Walt Disney Company
Land O Lakes	Pier 1 Imports, Inc.	The Western Union Company
Leggett & Platt Inc.	Pioneer Natural Resources Company	The Williams Companies, Inc.
Lennox International Inc.	Portland General Electric Company	Thirty-One Gifts LLC
Levi Strauss & Co.	PPG Industries, Inc.	Thomas & Betts Corporation
LG&E and KU Energy	PPL Corporation	Time Warner Cable
Limited Brands	Prairie State Generating Company, LLC	T-Mobile
Linet Americas, Inc.	Progress Energy, Inc.	Topaz Power Group LLC
Lockheed Martin Corporation	Public Service Enterprise Group, Incorporated	Toys R Us
L'Oreal USA, Inc.	Puget Sound Energy	Travis County
Lorillard Tobacco Company	Quad Graphics, Inc.	Treasury Wine Estates Americas
Luxottica	Quest Diagnostics Incorporated	TriMas Corporation
Maple Leaf Foods Inc.	Rayonier Inc.	True Value Company
Marriott International, Inc.	Raytheon Company	Tupperware Corporation
Mars, Incorporated	Redcats USA	Tyco Electronics Corporation
Masco Corporation	Revlon Inc.	Tyco International
Mattel, Inc.	Reynolds American Inc.	Uline, Inc.
McCormick & Company, Inc.	Rich Products Corporation	Union Pacific Railroad Co.
McDonald's Corporation	Rockwell Automation	Unisys Corporation
McGraw-Hill Companies	Ryder System, Inc.	United Launch Alliance, LLC
Mead Johnson Nutrition Company	S.C. Johnson & Son, Inc.	United Space Alliance
Medtronic, Inc.	Sandia National Laboratories	United Technologies Corporation
Meritor, Inc.	Sanofi Pasteur	United Water Inc.
Milacron Inc.	Sara Lee Corporation	USG Corporation
MillerCoors	Sauer-Danfoss Inc.	Valero Energy Corporation
Milliken & Company	SCANA Corporation	Valmont Industries, Inc.
Mohawk Industries	Schreiber Foods Inc.	VF Corporation
Molson Coors Brewing Company	Sealed Air Corporation	VHA Inc.
MoneyGram International, Inc.	Seminole Electric Cooperative Inc.	Viacom Inc.
Nalco Company	Sempra Energy	Vulcan Materials Company
Navistar International	Snap-on Incorporated	W. L. Gore & Associates, Inc.
Navy Exchange Service Command	Solo Cup	W.W. Grainger, Inc.
NCR Corporation	Solutia Inc.	Waters Corporation
Nestle Purina PetCare Company	Sonoco Products Company	Wellhead Electric Company, Inc.
New York Power Authority	Starbucks Corporation	Westinghouse Electric Co.
NewPage Corporation	Steelcase Inc.	Weyerhaeuser Company
Nintendo of America	Sunoco, Inc.	Whirlpool Corporation
NiSource Inc.	SUPERVALU INC.	Wolters Kluwer U.S.
Nordstrom	Sypris Solutions, Inc.	Wyndham Worldwide Corporation
North American Energy Services	Takeda Pharmaceuticals North America, Inc.	Xcel Energy, Inc.
Northern Star Generation Services Company LLC	Target Corporation	Yum Brands, Inc.
Northrop Grumman Corporation	TDS Telecommunications Corporation
NRG Energy, Inc.	Temple-Inland Inc.